SPL
Innovate·Adapt·Excel

FILE NO.
82 - 34708

03 SEP -8 AM 7:21

September 3, 2003

**VIA FEDERAL EXPRESS**


03029758

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SPL WorldGroup B.V./ File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

- Revised Notice and Agenda, dated August 30, 2003 of the Company's Extraordinary General Meeting of Shareholders to be held on September 17, 2003, together with related material as mailed to Shareholders.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
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cc: Robert A. Zuccaro, Esq.

9/8

h:\ak\myd\SEC\(17th subm) 9-03-03fdx.com

SPL WORLDGROUP B.V.
75 HAWTHORNE PLAZA, 20TH FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-974-8965 FAX: 415-974-8966 www.splwg.com

FILE NO.
82 - 34708

**REVISED**
**NOTICE AND AGENDA**
**Extraordinary General Meeting of Shareholders**
**of**
**SPL WorldGroup B.V.**
**to be held on September 17, 2003**

03 SEP -8 AM 7:21

**(This Notice postpones until September 17, 2003 the Meeting originally scheduled for September 4, 2003)**

Dear Shareholders:

This is to notify you that the Extraordinary General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") originally planned to be held on September 4, 2003 shall now be held on Wednesday, September 17, 2003. The meeting will be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M. for all Shareholders, Netherlands Time.

The agenda of the meeting remains the same as provided to you in the notice dated August 19, 2003 (the "First Notice"), namely to (i) approve supplemental remuneration for any member of the Board of Directors who works on special projects approved by the Board of Directors; and (ii) approve the Dutch audited financial statements of the Company for the 18-month period ended December 31, 2002.

Since the Company circulated the First Notice, the Company has received input from certain shareholders concerning the structuring of supplemental remuneration for directors that work on special projects approved by the Board. In light of those comments, the Company wishes to revise its recommendation in the First Notice to be the following: the compensation to a Board member working on a special project over and above the normal services expected of a Board member shall be determined by the Board in each case, provided the compensation shall not exceed an amount based on the prorata annual base compensation of the Chief Executive Officer of the Company. If the Company does not then have a Chief Executive Officer, the compensation shall be based upon the annual base compensation of the Company's last CEO. Because the Company does not currently have a CEO, the intended remuneration to Mr. Trevor Winer and Mr. Roger Peirce, both of whom are Directiors who are working on special projects for the Board as described in the First Notice, would be calculated based on a prorata amount of the annual base compensation of the Company's former CEO, which was US $500,000 per year.

**Accompanying this Revised Notice and Agenda is a form of Proxy for your attention. Please sign and fax the Proxy to the following address not later than midnight in Amsterdam on Tuesday, September 16, 2003:**

**TO: Mr. John Paans**
**Baker & McKenzie**
**Amsterdam** **Fax No. +31-20-620-7475**

Dated: August 30, 2003

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President and General Counsel

FILE NO.
82 - 34708

Please fax this form when completed, **but not later than September 16, 2003:**

**TO: Mr. John Paans,**
**Baker & McKenzie, Amsterdam** **Fax No. +31-20-620-7475**

---

# REVISED PROXY

***(Revised to reflect the new date of the Meeting as September 17, 2003)***

**Extraordinary General Meeting of Shareholders of SPL WorldGroup B.V.**
**to be held September 17, 2003**

The undersigned, being a shareholder of record of SPL WorldGroup B.V. (the "Company"), does hereby appoint John Paans, a lawyer of Baker & McKenzie, Amsterdam, or any other lawyer or civil law notary of Baker & McKenzie, Amsterdam, true and lawful attorney, for and in the name, place, and stead of the undersigned, to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M. for all Shareholders, Netherlands Time, on September 17, 2003, or on any other day as the meeting may be held by adjournment or otherwise, as fully as the undersigned could vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above attorney or substitute may do in name, place and stead of the undersigned.

The proxy shall vote the shares of the undersigned as follows:

*(Note: If you choose to vote against any item, you may delete "For" and write "Against".)*

FOR approval of supplemental remuneration to any Board member working on one or more special projects for the Board in an amount to be determined by the Board of Directors of the Company in each instance, provided the total amount shall not exceed an amount equal to the prorata annual base compensation of the Company's Chief Executive Officer (subject to all withholding or other applicable taxes); provided, further, that if the Company does not then have a Chief Executive Officer, the compensation shall be based upon the annual base compensation of the Company's immediately preceding Chief Executive Officer; and provided, further, that such supplemental remuneration shall be paid to Mr. Trevor Winer and Mr. Roger Peirce in their capacities as Directors of the Company in connection with their work on special projects for the Board of Directors effective since May 5, 2003.

FOR approval of the fiscal year 2002 proposed allocation of profit between the Series A Preferred Stock, the Series B Preferred Stock and the Common Stock of the Company, as provided in Article 24 of the Articles of Incorporation of the Company.

FOR adoption of the audited accounts of the Company for the 18-month period ended December 31, 2002.

Dated: __________, 2003

______________________________
*Signature of Shareholder*

______________________________
*Name (or title) of Shareholder*